

Mail Stop 7010

March 4, 2008

Green Dragon Wood Products, Inc.
Attention: Kwok Leung Lee, President
c/o Diane J. Harrison, Esq.
Harrison Law, P.A.
6860 Gulfport Blvd. South, #162
South Pasadena, FL 33707

Re: Green Dragon Wood Products, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed December 11, 2007
File No. 333-147988

Dear Mr. Lee:

  We have reviewed your filing and have the following comments.

<u>General</u>

1. Please provide updated financial statements and the related disclosures in accordance with Rule 3-12 of Regulation S-X.

<u>Description of Securities, page 14</u>

<u>Dividend, page 15</u>

2. Please revise your dividend disclosure paragraph on page 15 in the following respects:

- Clarify what services Mr. Lee provided for $1.9 million, since you disclose on page 29 that his annual salary is $58,000.

- Disclose whether any dividends were issued to Ms. Law or any other shareholder; and

- Disclose whether the dividend was a stock dividend or other security.

Description of Business, page 16

(12) Our Employees, page 21

3.   We note your statement on page 21 that your employees do not receive "stock benefits for their performance." If the $1,932,000 payment to Mr. Lee shown in the "All Other Compensation" column of the summary compensation table took the form of an equity award for services, please revise your disclosure on page 21 accordingly.

Management's Discussion and Analysis, page 21

4.   We note your revisions to the tables on pages 2 and 22 in response to our prior comment 6. We note the mathematical error in the 2006 expenses was not corrected on page 22. The September 30, 2007 balance sheet and statement of operations data on page 2 do not reflect the restated financial statements. Please revise accordingly.

5.   As previously requested, revise the tables on pages 2 and 22 to clearly reflect the respective statements of operations. In this regard, please re-label the caption "Total Expenses" to reflect the true nature of the items included, or expand it to identify the non-expense items. In addition, re-label the caption "Net Income (Loss)" as Comprehensive Income, or provide a reconciliation from net income to comprehensive income.

Results of Operations, page 22

6.   We note your revisions on page 24 in response to our prior comment 7. It remains unclear to us how your "method of business" has changed or when you would record a receivable prior to the shipment of the goods. Please revise to clarify and to accurately disclose the underlying reasons for the change in your accounts receivable balance during the most recent interim period.

7.   Please update the percentage of your accounts receivable balance in relation to revenues on pages 24 and 26 to reflect the restated September 30, 2007 balance sheet.

8.   We note your response to prior comment 8 that you "do not collect a deposit from [your] clients," however, we note your disclosures on pages 17 and 26 that you do require a deposit from your clients. Please revise to clarify, and if you do receive such deposits, please disclose your accounting policy for them.

Certain Relationships and Related Party Transactions, page 26

9.   Please clarify your disclosure and provide the information required by Item 404 of Regulation S-K. For example:

- Describe the nature and purpose of the advances and dividends to Mr. Lee and Ms. Law, including the amounts thereof and dates on which they were made;

- Explain what you mean by the term "director's draw," address whether there is any relationship between such draws and the advances made to Mr. Lee, and if this term describes compensation paid to directors, revise your director compensation disclosure on page 30 accordingly;

- Describe the relationship between the related companies and Mr. Lee or Ms. Law and the business purpose of the payments to related companies.

Executive Compensation, page 29

10. Please add a footnote to the summary compensation table that describes the $1,932,000 payment to Mr. Lee shown in the "All Other Compensation" column. The footnote should describe the form of the payment (e.g., equity), the date of the payment and the services for which the payment was made.

Statement of Cash Flows, page F-7

11. Please revise your September 30, 2007 statement of cash flows to reflect the gross changes in the due to/due from directors and to include the interim dividend as a non-cash financing activity within your supplemental cash flow disclosures.

12. Please re-label the change in trade receivables as a "decrease," and reflect the change as an increase to net operating cash flows.

13. Please ensure that there are no mathematical errors in the summation of net cash flows from operating activities.

Note 2(p) – Recent Accounting Pronouncements, page F-11

14. As requested, please revise your disclosure of recent accounting pronouncements in your interim financial statements consistent with the revised footnote in your annual financial statements. In addition, please confirm that no other pronouncements issued recently by the FASB (FINs or FSPs), EITF, AICPA, or SEC have impacted or will impact the Company upon adoption. Revise the first paragraph of Note 2(q) on page F-26 to clarify that the disclosure includes a discussion of all recent accounting standards affecting the Company.

Note 13 – Subsequent Events, page F-34

15. As requested, please revise to clarify that the additional 12,500 shares were issued by the British Virgin Islands Corporation, not the registrant, and that they were exempt under the Securities Act.

Part II

Index of Exhibits, page II-2

16.   We note your response to comment 19 in our letter dated January 31, 2008. Notwithstanding your response, final, executed copies of the share exchange agreements were not filed with the second amendment to the registration statement. Please file final, executed copies of these agreements as exhibits to your next amendment to the registration statement.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Bret Johnson at (202) 551-3753 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Brigitte Lippmann at (202) 551-3713 with any other questions.

                                        Sincerely,

                                        Pamela A. Long
                                        Assistant Director

cc: Diane J. Harrison, Esq. (via facsimile 941-531-4935)